Report of the Supervisory Board
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                  of Fresenius Medical Care Aktiengesellschaft
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                            for the Fiscal Year 2004
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In the fiscal year 2004, the Managing Board again informed the Supervisory Board comprehensively, regularly and promptly about the progress of the business activities, the situation of the company and important business transactions. On the basis of written and oral reports and presentations of the Managing Board, we held a total of six meetings and also adopted a resolution by way of circular procedure. The chairman of the Supervisory Board was continuously kept informed of important events by the Managing Board. In particular, transactions requiring approval were reviewed by the Supervisory Board and discussed with the Managing Board. At a special meeting of one and a half days, we discussed the business model of the company and its medium-term and long-term strategy in a particularly comprehensive manner with the Managing Board. As in every year, the business development of acquisitions of the previous years and the profitability of the various national subsidiaries were examined. In addition, in the course of implementing the German Corporate Governance Code, the Supervisory Board reviewed its efficiency in the fiscal year 2004, in particular, the flow of information between the Managing Board and the Supervisory Board.

Activities of Audit Committee
The Audit Committee of the company met five times and held six telephone conferences. It dealt, inter alia, with the accounting of the annual and consolidated financial statements and quarterly financial statements and the risk management of the company. The specific focus of the audit procedures and the conduct of the audits were discussed with the auditor. Together with the Managing Board and representatives of the auditor, the introduction of the regulations for an internal control assessment under the Sarbanes-Oxley Act ("SOX 404") and their implementation for the company were discussed. Representatives of the auditor took part in all meetings of the Audit Committee and reported on their work. On several occasions, discussions took place between the Audit Committee and the auditor without the Managing Board being present.

Review of Consolidated Annual Financial Statements
The Supervisory Board reviewed the annual financial statements, the management report and the proposal for the appropriation of the profits as well as the consolidated financial statements and the group management report for the fiscal year 2004 in each case. The accounting, the annual financial statements and the management report of Fresenius Medical Care AG for the fiscal year 2004 as well as the consolidated financial statements and the group management report of
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Fresenius Medical Care AG were audited by KPMG Deutsche Treuhandgesellschaft
Aktiengesellschaft, Wirschaftsprufungsgesellschaft, Frank-furt am Main, elected as auditors by resolution of the shareholders' meeting of May 27, 2004, and instructed by the Audit Committee of the Supervisory Board; they bear the unqualified audit certificate. The auditor's reports were submitted to the Audit Committee and the Supervisory Board. The Supervisory Board noted the auditor's findings with approval. No objections are to be made to the annual financial statements of Fresenius Medical Care AG, even according to the final result of the review by the Supervisory Board itself.

At its meeting on February 21, 2005, and through the written circulation procedure of April 11, 2005, the Supervisory Board approved the annual financial statements of Fresenius Medical Care AG for the fiscal year 2004 as submitted by the Managing Board, which thereby became final. At the same meeting, also the draft 20-F form for the Securities and Exchange Commission (SEC), which includes the consolidated financial statements according to US GAAP, was discussed. Likewise, the Supervisory Board approved the proposal of the Managing Board for the appropriation of the profits, providing for a dividend of (euro)1.12 for common shares and (euro)1.18 for preferred shares. At its meeting on March 16, 2005, and through the written circulation procedure of April 11, 2005, the Supervisory Board approved the consolidated financial statements, which thereby became final. Representatives of the auditor attended the meetings of the Supervisory Board at which resolutions on the annual financial statements were passed.

In accordance with Section 312 AktG (German Stock Corporation Act), the Managing Board prepared a report for the fiscal year 2004 on the relations with affiliated companies. The report contains the Managing Board's final statement that Fresenius Medical Care AG in the transactions mentioned in the report has received adequate consideration under the circumstances known to the Managing Board at the time when such transactions were carried out and that no other measures within the meaning of Section 312 AktG were taken or omitted. The Supervisory Board has reviewed this report and concurs with the auditor who added the following audit certificate to the report:

          "Based on our audit and the conclusions reached, we confirm that (1) the disclosures made in the report are factually correct, that (2) the consideration received or paid by the company for each legal transaction disclosed in the report was not unreasonably high and that
          (3) there are no other circumstances relating to the transactions and measures disclosed in the report which would lead a conclusion different to the one reached by the Managing Board".
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According to the final result of the review by the Supervisory Board, no objections are to be raised to the Managing Board's final statement as contained in the subordinate status report.


Allocation of Supervisory Board
Our Supervisory Board member Stephen Peck died unexpectedly on March 30, 2004. We are greatly indebted to Mr. Peck for his work on the Supervisory Board, and will always honor his memory. The competent Amtsgericht (Local Court), on October 20, 2004, appointed John Gerhard Kringel to be a member of the Supervisory Board for the period until the ordinary shareholders' meeting 2005. Mr. Kringel will also stand for election as a member of the Supervisory Board for the period after the shareholders' meeting 2005. Mr. Kringel has wide management experience in the health care industry, most recently as Senior Vice President of Abbott Laboratories.

The Supervisory Board thanks the Managing Board and all the employees for their efforts and achievements in 2004.


Bad Homburg v.d.H., April 14, 2005

The Supervisory Board


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Dr. Gerd Krick